UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025
Commission File Number: 001-40799

SPORTRADAR GROUP AG

(Translation of registrant’s name into English)

Feldlistrasse 2

CH-9000 St. Gallen

Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Information Contained in this Report on Form 6-K

On December 11, 2025, Sportradar Group AG (the “Company”) held an extraordinary general meeting of shareholders in which the shareholders approved the election of Breon Corcoran to the board of directors for a term of office until the conclusion of the Annual General Meeting in 2026, with 907,558,388 votes (98.09% of all shares considered voted) in favor, 17,487,568 votes (1.89%) against and 206,683 abstentions. In accordance with article 13 of the Company's articles of association, the relevant simple majority voting on agenda items for the annual general meeting was calculated based on the votes cast, not taking into account abstentions, empty votes and invalid votes. The number of abstentions is therefor provided below only for the sake of completeness.

Incorporation by Reference

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File No. 333-259885) and Form F-3 (File No. 333-286679), including any prospectuses forming a part of such Registration Statements, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 15, 2025

SPORTRADAR GROUP AG

By:	/s/ Michael C. Miller
Name:	Michael C. Miller
Title:	Chief Legal Officer